200 University Ave., Suite 300
Toronto, Ontario M5H 4H1
T 416.361.0930 F 416.361.0470

VIA ELECTRONIC TRANSMISSION

March 28, 2016

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	NEWMARKET GOLD INC
Revised Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual and Special Meeting of Security Holders for the subject issuer:

1	ISIN:	CA65158L1067
US65158L2051

	CUSIP:	65158L106
65158L205

2	Date Fixed for the Meeting:	May 25, 2016

3	Record Date for Notice:	April 11, 2016

4	Record Date for Voting:	April 11, 2016

5	Beneficial Ownership Determination Date:	April 11, 2016

6	Classes or Series of Securities that entitle	COMMON
	the holder to receive Notice of the Meeting:	RESTRICTED

7	Classes or Series of Securities that entitle	COMMON
	the holder to vote at the meeting:	RESTRICTED

8	Business to be conducted at the meeting:	Annual and Special

9	Notice-and-Access:
	Registered Shareholders:	YES
	Beneficial Holders:	YES
	Stratification Level:	Not Applicable

10	Reporting issuer is sending proxy-related materials
	directly to Non-Objecting Beneficial Owners:	NO

11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,
TMX Equity Transfer Services

" Fraser Monkman "
Relationship Manager
Fraser.Monkman@tmx.com